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                            DART GROUP CORPORATION
                               3300 75TH AVENUE
                           LANDOVER, MARYLAND 20785

                                                                 April 15, 1998

Dear Stockholder:

  We are pleased to report that Dart Group Corporation (the "Company") has entered into a merger agreement with Richfood Holdings, Inc. ("Richfood") and one of its subsidiaries that provides for the acquisition of the Company by Richfood at a price of $160.00 per share in cash. Under the terms of the proposed transaction, a Richfood subsidiary is today commencing a cash tender offer for all outstanding shares of the Company's common stock at $160.00 per share. Following the successful completion of the tender offer, the Richfood subsidiary will be merged into the Company and all shares not purchased by the Richfood subsidiary in the tender offer will be converted into the right to receive $160.00 per share in cash in the merger.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE RICHFOOD TENDER OFFER AND DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS ACCEPTANCE OF THE RICHFOOD TENDER OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF THE COMPANY.

  In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated April 8, 1998, of Wasserstein Perella & Co., Inc. ("Wasserstein Perella"), financial advisor to the Company, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $160.00 per share to be received by Company stockholders (other than Richfood and its affiliates) in the offer and the merger was fair from a financial point of view to such stockholders.

  Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Richfood's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read carefully the enclosed materials, including Wasserstein Perella's opinion, which is attached to the Schedule 14D-9.

  The management and directors of Dart Group Corporation thank you for the support you have given the Company.

                                       Sincerely,

                                       /s/ Richard B. Stone

                                       Richard B. Stone
                                       Chairman of the Board
                                       and Chief Executive Officer